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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                         Cablevision Systems Corporation
                         -------------------------------
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
             ------------------------------------------------------
                                 (CUSIP Number)

                                  March 2, 2005
              ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAME OF REPORTING PERSON                Charles F. Dolan, individually and
                                              as Trustee of the Charles F. Dolan
                                                           2004 Grantor Retained
                                                                   Annuity Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]

                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF            7.    SOLE VOTING POWER                         30,565,407
  SHARES
BENEFICIALLY          8.    SHARED VOTING POWER                        6,391,303
 OWNED BY
   EACH               9.    SOLE DISPOSITIVE POWER                    30,565,407
 REPORTING
PERSON WITH          10.    SHARED DISPOSITIVE POWER                   6,391,303

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    36,956,710

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   14.5%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 30,590,731 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON                  Helen A. Dolan, individually and
                                                  as a Trustee of the Charles F.
                                                         Dolan 2001 Family Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]

                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF            7.    SOLE VOTING POWER                                  0
  SHARES
BENEFICIALLY          8.    SHARED VOTING POWER                       36,956,710
 OWNED BY
   EACH               9.    SOLE DISPOSITIVE POWER                             0
 REPORTING
PERSON WITH          10.    SHARED DISPOSITIVE POWER                  36,956,710

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    36,956,710

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   14.5%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 30,590,731 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON              Lawrence J. Dolan, as Trustee of the
                                            Charles F. Dolan 2001 Family Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]

                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF            7.    SOLE VOTING POWER                                  0
  SHARES
BENEFICIALLY          8.    SHARED VOTING POWER                        5,175,856
 OWNED BY
   EACH               9.    SOLE DISPOSITIVE POWER                             0
 REPORTING
PERSON WITH          10.    SHARED DISPOSITIVE POWER                   5,175,856

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     5,175,856

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    2.3%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 60,809,879 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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                         Amendment No. 3 to Schedule 13D

            This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"); Helen A. Dolan, individually and as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); and Lawrence J. Dolan, as a Trustee of the 2001 Trust (the "Filing Parties"). The Filing Parties report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Filing Parties, the following members: James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah
A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004 and Amendment No. 2 filed on June 30, 2004 is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 3.

ITEM 2      IDENTITY AND BACKGROUND

            The disclosure in the first paragraph of Item 2 is hereby amended and restated to read in its entirety as follows:

            "(a) The names of Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"); Helen A. Dolan, individually and as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Lawrence J. Dolan, as a Trustee of the 2001 Trust; Paul
            J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware."

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            The disclosure in the third paragraph of Item 2 is hereby amended by adding to the end of such paragraph the following sentence:

            "Charles F. Dolan is the Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust."

ITEM 4      PURPOSE OF THE TRANSACTION

            The disclosure in Item 4 is hereby amended and supplemented by adding the following after the ninth paragraph thereof:

            "On December 21, 2004, the Issuer announced that its Board of Directors had decided to suspend pursuing the Rainbow Spin-Off in its previously announced form, and instead pursue strategic alternatives for its Rainbow DBS business. On January 20, 2005, the Issuer announced that it had entered into a definitive agreement for Rainbow DBS Company LLC to sell its Rainbow 1 direct broadcast satellite and certain other related assets to a subsidiary of EchoStar Communications Corp. On February 10, 2005, the Issuer signed a letter of intent with a new private company, VOOM HD, LLC ("VOOM") formed by Charles F. Dolan and Thomas C. Dolan, for the sale of the business, assets and liabilities of Rainbow DBS not included in the agreement with Echostar. On February 28, 2005, the Issuer announced that discussions with VOOM ended without reaching a definitive agreement and that it plans to shut down the VOOM business. Also on February 28, 2005, VOOM announced that it continued to be interested in acquiring those assets in accordance with the letter of intent. Such announcement was followed on March 1, 2005 by a letter to the Issuer to such effect.

            On March 2, 2005, acting by written consent, Charles F. Dolan, individually and as the trustee of the 2004 GRAT, and Helen A. Dolan and Lawrence J. Dolan, as trustees of the 2001 Trust (other than with respect to the shares fbo James L. Dolan), as holders in the aggregate in excess of 50% of the voting power of the Class B Shares, removed three directors elected by the Class B Stockholders (William J. Bell, Sheila A. Mahony and Steven Rattner) from the Company's Board of Directors and elected Rand Araskog, Frank J. Biondi, Jr., John Malone and Leonard Tow to fill the vacancies created by the removal of these directors and the death of John Tatta.

            On March 2, 2005, by a letter to the Issuer's Board of Directors, Charles F. Dolan advised the Issuer that he intends (i) to ask the Board at its next meeting on March 7 to increase the size of the Board so that the Class B Stockholders may elect Brian Sweeney to fill the new seat and (ii) for the Class B Stockholders to exercise their right under the Issuer's certificate of incorporation to elect 75% of the members of the Issuer's Board of Directors at the next annual meeting of shareholders."


ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            The disclosure in parts (a) and (b) of Item 5 is hereby amended and restated to read in its entirety as follows:

            "(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 69,042,758 shares of Class A Common Stock as a result of their beneficial ownership of (i) 3,281,016 shares of Class A Common Stock (including 1,114,887 shares of restricted stock and options to purchase 539,608 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 65,761,742 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 24.1% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 65,761,742 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

            Charles F. Dolan may be deemed to beneficially own an aggregate of 36,956,710 shares of Class A Common Stock, including (i) 1,702,365 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 83,334 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 35,171,011 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 14.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 346,259 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 83,334 shares of Class A

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            Common Stock that are exercisable within 60 days of this report)
            owned of record personally, 24,719,148 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and 5,500,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT, (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 223,993 shares of Class A Common Stock owned of record by the 2001 Trust and 4,951,863 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 223,993 shares of Class A Common Stock owned of record by the 2001 Trust and 4,951,863 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Helen A. Dolan may be deemed to beneficially own an aggregate of 36,956,710 shares of Class A Common Stock, including (i) 1,702,365 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 83,334 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 35,171,011 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 14.5% of the shares of Class A Common Stock currently outstanding. Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation, (b) 346,259 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 83,334 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally, 24,719,148 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally and 5,500,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT, and (c) 223,993 shares of Class A Common Stock owned of record by the 2001 Trust and 4,951,863 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. Helen A. Dolan disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            James L. Dolan may be deemed to beneficially own an aggregate of 4,870,505 shares of Class A Common Stock, including (i) 698,034 shares of Class A Common Stock (including 690,494 shares of restricted stock), (ii) options to purchase 282,756 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,139,285 shares of Class A Common Stock (including 7,381 shares of Class A Common Stock owned of record personally, 675,982 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child, options to purchase 273,882 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, owned of record personally, and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by

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            the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Marissa Waller 1989 Trust), and
            (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,731,220 shares of Class A Common Stock, including 14,512 shares of restricted stock and options to purchase 8,874 shares of Class A Common Stock that are exercisable within 60 days of the date of this report owned of record by his spouse, and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC James Trust and the CFD Trust No. 6. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, 23,386 shares of Class A Common Stock (including 14,512 shares of restricted stock and options to purchase 8,874 shares of Class A Common Stock that are exercisable within 60 days of the date of this report) owned of record by his spouse and an aggregate of 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust, the DC James Trust and the CFD Trust No. 6, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Thomas C. Dolan may be deemed to beneficially own an aggregate of 3,894,588 shares of Class A Common Stock, including (i) 96,993 shares of Class A Common Stock (including 87,422 shares of restricted stock), (ii) options to purchase 89,761 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 186,754 shares of Class A Common Stock (including 9,571 shares of Class A Common Stock, 87,422 shares of restricted stock and options to purchase 89,761 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, in each case owned of record personally), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Thomas Trust and the CFD Trust No. 5. He disclaims beneficial ownership of 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the DC Thomas Trust and the CFD Trust No. 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,710,603 shares of Class A Common Stock, including (i) 45,783 shares of Class A Common Stock (including 28,334 shares of restricted stock), (ii) options to purchase 60,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,604,690 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 166,540 shares of Class A Common Stock (including 17,449 shares of Class A Common Stock owned of record personally, 28,334 shares of restricted stock, options to purchase 60,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Patrick Trust and the CFD Trust No. 4. He disclaims beneficial ownership of an aggregate of 3,604,690 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust, the DC Patrick Trust and the CFD Trust No. 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Kathleen M. Dolan may be deemed to beneficially own an aggregate of 11,746,230 shares of Class A Common Stock, including (i) 6,381 shares of Class A Common Stock, and (ii) 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and
            (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Kathleen Trust and the CFD Trust No. 1. She disclaims beneficial ownership of 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Kathleen Trust and the CFD Trust No. 1 and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Marianne Dolan Weber may be deemed to beneficially own an aggregate of 11,633,514 shares of Class A Common Stock, including (i) 6,381 shares of Class A Common Stock, and (ii) 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and
            (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Marianne Trust and the CFD Trust No. 3. She disclaims beneficial ownership of 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, DC Marianne Trust and the CFD Trust No. 3, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 11,831,684 shares of Class A Common Stock, including
            (i) 68,208 shares of Class A Common Stock (including 58,637 shares of restricted stock), (ii) options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 85,454 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days of the date of this report), owned of record by her spouse and 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Deborah Trust and the CFD Trust No. 2. She disclaims beneficial ownership of the 85,454 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days) owned of record by her spouse, and 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Deborah Trust and the CFD Trust No. 2, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Lawrence J. Dolan may be deemed to beneficially own an aggregate of 5,175,856 shares of Class A Common Stock, including 223,993 shares of Class A Common Stock and 4,951,863 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.3% of the shares of Class A Common Stock currently outstanding. Lawrence
            J. Dolan holds no Issuer securities directly. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 223,993 shares of Class A Common Stock owned of record by the 2001 Trust and 4,951,863 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Paul J. Dolan may be deemed to beneficially own an aggregate of 15,948,570 shares of Class A Common Stock, including (i) 91,376 shares of Class A Common Stock, and (ii) 15,857,194 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 488,358 shares of Class A Common Stock, including 10,336 shares of Class A Common Stock held as custodian for minor children, 68,511 shares of Class A Common Stock owned of record by the CFD Trust #10, and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 12,529 shares of Class A Common Stock owned jointly with his spouse, and an aggregate of 15,447,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6. He disclaims beneficial ownership of the 10,336 shares of Class A Common Stock held as custodian for minor children, the 68,511 shares of Class A Common Stock and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and an aggregate of 15,447,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,272,992 shares of Class A Common Stock, including (i) 1,950 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the current sole power to vote or direct the vote of and to dispose of or to direct the disposition of 500 shares of Class A Common Stock held as custodian for a minor child and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,272,492 shares of Class A Common Stock, including 1,450 shares of Class A Common Stock owned jointly with his son, and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5. He disclaims beneficial ownership of 500 shares of Class A Common Stock held as custodian for a minor child and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Mary S. Dolan may be deemed to beneficially own an aggregate of 7,243,924 shares of Class A Common Stock, including (i) 23,937 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the current sole power to vote or direct the vote and to dispose of or direct the disposition of 2,000 shares of Class A Common Stock held as custodian for a minor child and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,241,924 shares of Class A Common Stock, including 21,937 shares of Class A Common Stock owned jointly with her spouse and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Deborah Trust, DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4. She disclaims beneficial ownership of 2,000 shares of Class A Common Stock held as custodian for a minor child and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Dolan Family LLC may be deemed to beneficially own an aggregate of 7,977,325 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.5% of the shares of Class A Common Stock currently outstanding. Dolan Family LLC has no power to vote or direct the vote and may be deemed to share the power to dispose of or to direct the disposition of the shares of Class B Common Stock it holds. See Exhibit A."

            The disclosure in part (c) of Item 5 is amended and supplemented by adding the following after the final paragraph thereof:

            "Since the Amendment to the Schedule 13D filed on June 30, 2004, the following transactions in the Issuer's Securities have been effected by Group Members.

            On July 27, 2004, Helen A. Dolan renounced her rights and interests as a beneficiary of the 2001 Trust.

            On August 2, 2004, the 2004 GRAT was formed, with Charles F. Dolan as Trustee. On the same day, Charles F. Dolan transferred, as a gift, 5,500,000 shares of Class B Common Stock to the 2004 GRAT. Pursuant to Sections 15.1 and 15.5 of the Class B Stockholders Agreement, Charles F. Dolan became a party to the Class B Stockholders Agreement, as Trustee of the 2004 GRAT.

            On August 13, 2004, James L. Dolan sold a total of 64, 468 shares of Class A Common Stock at the following sale prices: 9,068 shares at $17.73 per share; 12,400 shares at $17.70 per share; 7,400 shares at $17.60 per share; 5,600 shares at $17.66 per share; 3,000 shares at $17.67 per share; 17,000 shares at $17.65 per share; 4,000 shares at $17.71 per share; 3,000 shares at $17.69 per share; and 3,000 shares at $17.75 per share.

            On September 20, 2004, James L. Dolan disposed of 1,000 shares of Class A Common Stock through a gift.

            On October 1, James L. Dolan received a compensatory grant of 60,000 restricted shares of Class A Common Stock from the Issuer.

            On October 21, 2004, Charles F. Dolan converted 272,250 shares of Class B Common Stock into an equal number of shares of Class A Common and disposed of such shares through multiple gifts to different recipients, including Paul J. Dolan, Matthew J. Dolan and Mary S. Dolan.

            On October 21, Paul J. Dolan received a gift of 2,000 shares of Class A Common Stock from Charles F. Dolan. On the same date, Paul
            J. Dolan received, as custodian for his minor children, a gift of 1,000 shares of Class A Common Stock from Charles F. Dolan. Paul J. Dolan disclaims beneficial ownership over the securities held as a custodian for his minor child.

            On October 21, Matthew J. Dolan received a gift of 1,000 shares of Class A Common Stock from Charles F. Dolan. On the same date, Matthew J. Dolan received, as custodian for his minor child, a gift of 500 shares of Class A Common Stock from Charles F. Dolan. Matthew
            J. Dolan disclaims beneficial ownership over the securities held as a custodian for his minor child.

            On October 21, Mary S. Dolan received a gift of 2,000 shares of Class A Common Stock from Charles F. Dolan. On the same date, Mary
            S. Dolan received, as custodian for her minor children, a gift of 2,000 shares of Class A Common Stock from Charles F. Dolan. Mary S. Dolan disclaims beneficial ownership over the securities held as a custodian for her minor child.

            On November 11, 2004, Charles F. Dolan disposed of 1,500 shares of Class A Common Stock through multiple gifts to different recipients.

            On November 15, 2004, the trustees of the 2001 Trust converted 136,000 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A Common Stock. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On November 15, 2004, the trustees of the 2001 Trust sold a total of 65,000 shares of Class A Common Stock at the following sale prices:
            22,000 shares at $22.04 per share; 20,000 shares at $22.05 per share; 16,200 shares at $22.07 per share; 400 shares at $22.08 per share; 800 shares at $22.09 per share; and 5,600 shares at $22.10 per share. These sales were made by a broker pursuant to the Sales Plan entered into by the 2001 Trust for the benefit of Kathleen M. Dolan. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees and

            Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen
            A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the owner of such securities.

            On November 16, 2004, Charles F. Dolan disposed of 1,500 shares of Class A Common Stock through multiple gifts to different recipients.

            On November 17, 2004, the trustees of the 2001 Trust sold a total of 27,000 shares of Class A Common Stock at the following sale prices:
            18,800 shares at $22.04 per share; 400 shares at $22.05 per share; and 7,800 shares at $22.06 per share. These sales were made by a broker pursuant to the Sales Plan entered into by the 2001 Trust for the benefit of Kathleen M. Dolan. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the owner of such securities.

            On November 18, 2004, the trustees of the 2001 Trust sold 28,000 shares of Class A Common Stock for $22.04 per share. These sales were made by a broker pursuant to the Sales Plan entered into by the 2001 Trust for the benefit of Kathleen M. Dolan. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the owner of such securities.

            On December 15, 2004, the trustees of the 2001 Trust sold a total of 28,000 shares of Class A Common Stock at a price of $22.04 per share. These sales were made by a broker pursuant to the Sales Plan entered into by the 2001 Trust for the benefit of Kathleen M. Dolan. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen
            A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the owner of such securities.

            On December 21, 2004, the trustees of the 2001 Trust converted 184,000 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A Common Stock. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On December 21, 2004, the trustees of the 2001 Trust sold a total of 175,380 shares of Class A Common Stock at the following sale prices:
            4,385 shares at $23.65 per share; 44,136 shares at $23.75 per share; 7,307 shares at $23.80 per share; 8,769 shares at $23.88 per share; 30,400 shares at $23.90 per share; 59,922 shares at $23.92 per share; 5,846 shares at $23.95 per share; and 14,615 shares at $24.00 per share. These sales were made by a broker pursuant to the separate Sales Plans entered into by each of the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney and the 2001 Trust for the benefit of Marianne M. Dolan. The sub-trust for the benefit of Deborah A. Dolan-Sweeney sold 135, 420 shares and the sub-trust for the benefit of Marianne
            M. Dolan sold 39,960 shares. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the owner of such securities.

            On December 21, 2004, the trustee of the CFD Trust #10 sold a total of 46,620 shares of Class A Common Stock at the following sale prices: 1,165 shares at $23.65 per share; 11,734 shares at $23.75 per share; 1,943 shares at $23.80 per share; 2,331 shares at $23.88 per share; 8,080 shares at $23.90 per share; 15,928 shares at $23.92 per share; 1,554 shares at $23.95 per share; and 3,885 shares at $24.00 per share. These sales were made by a broker pursuant to the Sales Plan entered into by the CFD Trust #10. Paul J. Dolan has sole voting and dispositive power over the shares held in the CFD Trust #10. Paul J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the owner of such securities.

            On December 31, 2004, the trustees of the 2001 Trust converted 521,333 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A Common Stock. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On December 31, 2004, the trustee of the CFD Trust #10 converted 93,456 shares of the Class B Common Stock held in the CFD Trust #10 into an equal number of shares of Class A Common Stock. Paul J. Dolan has sole voting and dispositive power over the shares held in the CFD Trust #10. Paul J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the owner of such securities.

            On January 14, 2005, the trustees of the 2001 Trust sold a total of 21,000 shares of Class A Common Stock at the following sale prices:
            3,750 shares at $24.48 per share; 6,900 shares at $24.50 per share; 5,925 shares at $24.52 per share; 900 shares at $24.53 per share; 150 shares at $24.54 per share; 75 shares at $24.55 per share; 450 shares at $24.56 per share; 750 shares at $24.57 per share; 225 shares at $24.58 per share; 1,500 shares at $24.59 per share; and 375 shares at $24.60 per share. These sales were made by a broker pursuant to the separate Sales Plans entered into by each of the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney, the 2001 Trust for the benefit of Marianne M. Dolan and the 2001 Trust for the benefit of Kathleen M. Dolan. Each of the sub-trusts sold 7,000 shares. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the owner of such securities.

            On January 14, 2005, the trustee of the CFD Trust #10 sold a total of 7,000 shares of Class A Common Stock at the following sale prices: 1,250 shares at $24.48 per share; 2,300 shares at $24.50 per share; 1,975 shares at $24.52 per share; 300 shares at $24.53 per share; 50 shares at $24.54 per share; 25 shares at $24.55 per share; 150 shares at $24.56 per share; 250 shares at $24.57 per share; 75 shares at $24.58 per share; 500 shares at $24.59 per share; and 125 shares at $24.60 per share. These sales were made by a broker pursuant to the Sales Plan entered into by the CFD Trust #10. Paul
            J. Dolan has sole voting and dispositive power over the shares held in the CFD Trust #10. Paul J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the owner of such securities.

            On January 20, 2005, the trustees of the 2001 Trust sold a total of 149,620 shares of Class A Common Stock, at the following sale prices: 16,835 shares at $23.65 per share; 671 shares at $23.67 per share; 2,021 shares at $23.68 per share; 674 shares at $23.69 per share; 2,022 shares at $23.70 per share; 1,348 shares at $23.73 per share; 69,438 shares at $23.75 per share; 4,044 shares at $23.77 per share; 1,348 shares at $23.81 per share; 24,263 shares at $23.90 per share; 1,684 shares at $23.91 per share; and 25,272 shares at $24.00 per share. These sales were made by a broker pursuant to the separate Sales Plans entered into by each of the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney, the 2001 Trust for the benefit of Marianne M. Dolan and the 2001 Trust for the benefit of Kathleen
            M. Dolan. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the owner of such securities.

            On January 20, 2005, the trustee of the CFD Trust #10 sold a total of 72,380 shares of Class A Common Stock at the following sale prices: 8,165 shares at $23.65 per share; 329 shares at $23.67 per share; 979 shares at $23.68 per share; 326 shares at $23.69 per share; 978 shares at $23.70 per share; 652 shares at $23.73 per share; 33,562 shares at $23.75 per share; 1,956 shares at $23.77 per share; 652 shares at $23.81 per share; 11,737 shares at $23.90 per share; 816 shares at $23.91 per share; and 12,228 shares at $24.00 per share. These sales were made by a broker pursuant to the Sales Plan entered into by the CFD Trust #10. Paul J. Dolan has sole voting and dispositive power over the shares held in the CFD Trust #10. Paul J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the owner of such securities.

            On January 28, 2005, the trustees of the 2001 Trust converted 28,000 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A Common Stock. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On February 3, 2005, Charles F. Dolan disposed of 3,000 shares of Class A Common Stock through multiple gifts to different recipients.

            On February 14, 2005, the trustees of the 2001 Trust sold a total of 28,000 shares of Class A Common Stock, at the following sale prices:
            18,200 shares at $27.00 per share; 1,000 shares at $27.04 per share; 7,200 shares at $27.05 per share; 600 shares at $27.09 per share; and 1,000 shares at $27.10 per share. These sales were made by a broker pursuant to the Sales Plans entered into by the 2001 Trust for the benefit of Patrick F. Dolan.

            Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen
            A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the owner of such securities.

            On February 17, 2005, the trustees of the 2001 Trust converted 28,000 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A Common Stock. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On February 22, 2005, the trustees of the 2001 Trust sold a total of 215,340 shares of Class A Common Stock, at the following sale prices: 21,340 shares at $28.01 per share; 11,640 shares at $28.05 per share; 19,400 shares at $28.06 per share; 18,430 shares at $28.10 per share; 9,700 shares at $28.15 per share; 9,700 shares at $28.20 per share; 8,730 shares at $28.21 per share; 67,900 shares at $28.23 per share; 43,650 shares at $28.25 per share; and 4,850 shares at $28.30 per share. These sales were made by a broker pursuant to the separate Sales Plans entered into by each of the 2001 Trust for the benefit of Patrick F. Dolan, the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney and the 2001 Trust for the benefit of Kathleen M. Dolan. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the owner of such securities.

            On February 22, 2005, the trustee of the CFD Trust #10 sold a total of 6,660 shares of Class A Common Stock at the following sale prices: 660 shares at $28.01 per share; 360 shares at $28.05 per share; 600 shares at $28.06 per share; 570 shares at $28.10 per share; 300 shares at $28.15 per share; 300 shares at $28.20 per share; 270 shares at $28.21 per share; 2,100 shares at $28.23 per share; 1,350 shares at $28.25 per share; and 150 shares at $28.30 per share. These sales were made by a broker pursuant to the Sales Plan entered into by the CFD Trust #10. Paul J. Dolan has sole voting and dispositive power over the shares held in the CFD Trust #10. Paul J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the owner of such securities."

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The disclosure in Item 6 is hereby amended and supplemented by adding the following:

            "In August 2004, the Issuer consummated the put and the Voting Agreement terminated.

            Effective as of September 5, 2004, the 2004 GRAT executed the Acknowledgement and Joinder to the Class B Stockholders Agreement, becoming a party to the Class B Stockholders Agreement."

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

            The disclosure in Item 7 is hereby amended by amending and restating Exhibit A to read in its entirety as Exhibit A attached hereto.

            The disclosure in Item 7 is hereby amended by deleting the following exhibit:

                  Exhibit 8: Voting Agreement between the Issuer, certain holders of Class B Common Stock, and Quadrangle Capital Partners, L.P., dated as of February 5, 2003.

            The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

            Exhibit 15: Acknowledgment and Joinder to the Class B Stockholders Agreement, dated as of September 5, 2004.

            Exhibit 16: Letter from Charles F. Dolan to Issuer's Board of Directors, dated March 2, 2005.

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 2, 2005

                                    CHARLES F. DOLAN, individually and as
                                    Trustee of the Charles F. Dolan 2004 Grantor
                                    Retained Annuity Trust

                                    By:                     *
                                        ________________________________________

                                    HELEN A. DOLAN, individually and as a
                                    Trustee of the Charles F. Dolan 2001 Family
                                    Trust

                                    By:                     *
                                        ________________________________________

                                    LAWRENCE J. DOLAN, as a Trustee of the
                                    Charles F. Dolan 2001 Family Trust

                                    By:                     *
                                        ________________________________________

* By:  /s/ William A. Frewin, Jr.
      -----------------------------
      As Attorney-in-Fact